Exhibit 99.1

Smart Share Global Limited Announces Shareholders’ Approval of Merger Agreement

SHANGHAI, China, December 31, 2025 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated August 1, 2025, by and among the Company, Mobile Charging Group Holdings Limited (“Parent”), Mobile Charging Investment Limited (“MidCo”), a wholly-owned subsidiary of Parent and Mobile Charging Merger Limited (“Merger Sub”), a wholly-owned subsidiary of MidCo, pursuant to which, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of MidCo, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Approximately 79.0% of the Company’s total outstanding ordinary shares, including the ordinary shares represented by the Company’s American depositary shares (the “ADSs”), as of 5:00 p.m. New York City time on December 12, 2025 voted in person or by proxy at the EGM. Each shareholder has one vote for each class A ordinary share and ten votes for each class B ordinary share. These shares represented approximately 90.9% of the total outstanding votes represented by the Company’s total ordinary shares outstanding on the record date. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the merger, were approved by approximately 92.8% of the total votes cast at the EGM.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards completing the merger in due course. If consummated, the merger will result in the Company becoming a privately held company and its ADSs will no longer be listed or traded on any securities exchange or quotation system, including the Nasdaq Capital Market, and the Company’s ADS program will be terminated.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is a leading provider of mobile device charging service in China with an extensive network of partners powered by its own advanced service platform. The Company provides mobile device charging service through its shared power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Smart Share may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Smart Share’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Smart Share’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Smart Share’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Smart Share does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com